NEWS RELEASE

EMX Royalty Acquires Boreal Energy Metals Shares
for the Guldgruvan Cobalt Project in Sweden

Vancouver, British Columbia, March 20, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (“EMX”) is pleased to announce its acquisition of 2,979,798 common shares of Boreal Energy Metals Corp. (“BEMC”), representing 5.9% of BEMC’s outstanding common shares. Prior to this transaction, BEMC was a wholly-owned subsidiary of Boreal Metals Corporation ("Boreal") (TSX Venture: BMX). EMX acquired the shares pursuant to the sale of the Guldgruvan cobalt project in Sweden to BEMC (see EMX news release dated February 9, 2018). The shares were issued to EMX at a deemed price of CDN $0.05 per share.

EMX has also been granted a 3% NSR royalty on the Guldgruvan project and other considerations to EMX's benefit. The TSX Venture Exchange has approved the transfer of the Guldgruvan exploration licenses from EMX to BEMC, subject to customary final filings.

In addition to the newly acquired shares of BEMC, EMX also owns 10,530,063 common shares of its parent company, Boreal, representing 19.9% of Boreal’s outstanding common shares. The shares of Boreal resulted from the earlier sale of royalty generation projects in Sweden and Norway to Boreal1. EMX retains 3% NSR royalty interests on the Boreal properties, and will receive annual advance royalty payments, as well as other consideration from the sale of the projects.

1 See EMX news releases dated November 22, 2016, January 16, 2018, and February 15, 2018.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com